

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

<u>Via E-mail</u>
J. Theodore Borter
President
GS Mortgage Securities Corporation II
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

> **Re: GS Mortgage Securities Corporation II**
> **Form ABS-15G for the Year Ended December 31, 2012**
> **Filed February 14, 2013**
> **File no. 025-00533**

Dear Mr. Borter:

    We have completed our review of your filing on June 28, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Rolaine S. Bancroft

                                        Rolaine S. Bancroft
                                        Senior Special Counsel

 cc: Michael S. Gambro